Exhibit 99.1

Yingli Green Energy Reports First Quarter 2014 Results

Company Reiterates its 2014 Full Year PV Module Shipment Guidance of 4.0GW to 4.2GW

Gross Margin for sales of PV module was 16.8% in the first quarter of 2014

BAODING, China, June 17, 2014— Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), the world’s largest vertically integrated photovoltaic manufacturer, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended March 31, 2014.

First Quarter 2014 Consolidated Financial and Operating Summary

•                      Total net revenues were RMB 2,686.8 million (US$432.2 million).

•                      Total PV module shipments (including shipments for PV systems) were 630.8 MW.

•                      Overall gross profit was RMB 421.3 million (US$67.8 million), representing an overall gross margin of 15.7%. Gross margin for sales of PV module was 16.8%.

•                      Operating loss was RMB 129.0 million (US$20.7 million), representing an operating margin of negative 4.8%.

•                      Net loss(1) was RMB 341.8 million (US$55.0 million) and loss per ordinary share and per American depositary share (“ADS”) was RMB 2.18(US$0.35). On an adjusted non-GAAP(2) basis, net loss was RMB 338.5 million (US$54.5 million) and loss per ordinary share and per ADS was RMB 2.16(US$0.35).

•                     On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB 221.9 million (US$35.7 million).

“I’m pleased with the improvement in our gross margin in the first quarter of 2014, which is attributable to the slight increase in average selling price of PV modules and our on-going efforts on cost reduction, and I have confidence in our ability to drive additional improvement moving forward,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “In the first quarter, we witnessed a continued evolution of end demand diversification with exceptional demand from Japan and other emerging markets coupled with steady growth from U.S. and stabilization in Europe, while module shipments in MW shrunk primarily due to the traditional seasonality and a slightly delay in delivery for projects in Algeria. The proportion of shipments to markets outside China, U.S. and Europe doubled and accounted for 35% of our total shipments in the first quarter of 2014, compared with 16% in the fourth quarter of 2013.”

(1)         For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(2)         All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, interest expenses related to the changes in the fair value of the interest rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

“In addition to module business, the Company has continued to make steady progress in the execution of our downstream strategy to transform ourselves from a pure PV manufacturer to a renewable energy solutions provider. We have approximately 1 GW of downstream project pipeline across China. In the first quarter, we commenced the construction of two ground-mounted PV projects in Hebei Province, which are expected to complete in the third quarter of 2014. We also began to construct 110 MW of utility scale projects and 20 MW of distributed generation projects located in Hebei, Guangxi and Sichuan province in June of 2014. Based on the current project development status and the expectation of progress of project pipelines, we expect to develop approximately 400MW to 600MW of PV projects by the end of 2014.”

“Furthermore, we and Sailing Capital, the first large cross-border RMB private equity fund launched in China, jointly formed a fund with the aim to invest primarily in Yingli Green Energy’s solar PV projects in China through various portfolios. Through the integration of both parties’ respective advantages in the solar industry and financing, we believe our cooperation with Sailing Capital will not only open more options for the efficient commercialization of downstream projects, but also help transfer the most effective financing solutions and development such as securitization of PV projects.”

“Since the beginning of the second quarter, we have seen substantial upside in demand from China as well as emerging markets such as South America, Southeast Asia and Africa, we expect this trend to continue towards the second half of 2014. Based on our current order backlog and estimation of market prospects, we expect our shipments in the upcoming quarters will pick up from the first quarter and we are confident to achieve shipment guidance of 4.0GW to 4.2GW for fiscal year 2014,” Mr. Miao concluded.

First Quarter 2014 Financial Results

Total Net Revenues

Total net revenues were RMB 2,686.8 million (US$432.2 million) in the first quarter of 2014, compared to RMB 3,711.1 million in the fourth quarter of 2013 and RMB 2,679.3 million in the first quarter of 2013. Total PV module shipments (including 6.1 MW shipments for PV systems to the Company’s own downstream power plants in China) were 630.8 MW in the first quarter of 2014, a decrease of 32.9% from that in the fourth quarter of 2013. Revenues were not recognized for 6.1 MW of internal shipments as required by U.S. GAAP. The decrease of PV module shipments was primarily due to a soft demand in China market as the result of a traditional seasonality and a slightly delayed PV module shipment schedule for projects in Algeria. In the first quarter of 2014, the average selling price of PV modules improved slightly from that in the fourth quarter of 2013 as the Company optimized its geographic distribution for sales of PV modules.

Gross Profit and Gross Margin

Overall gross profit was RMB 421.3 million (US$67.8 million) in the first quarter of 2014, compared to RMB451.7 million in the fourth quarter of 2013 and RMB110.9 million in the first quarter of 2013.

Overall gross margin was 15.7% in the first quarter of 2014, up from 12.2% in the fourth quarter of 2013 and 4.1% in the first quarter of 2013. Gross margin for sales of PV module was 16.8% in the first quarter of 2014, compared to 13.1% in the fourth quarter of 2013.

The increase in gross profit margin was mainly due to the change of geographic mix of PV module sales with the portion of sales to higher price markets up as well as our continuously enhanced cost control in the first quarter of 2014.

Operating Expenses

Operating expenses were RMB 550.2 million (US$88.5 million) in the first quarter of 2014, compared to RMB 1,045.9 million in the fourth quarter of 2013 and RMB 435.6 million in the first quarter of 2013. In the first quarter of 2014, the Company recognized a non-cash bad debt provision of RMB 76.1 million (US$12.2 million) relating to several customers. The operating expenses in the fourth quarter of 2013 included a non-cash provision of RMB 480.2 million on the Company’s inventory purchase commitment under its long-term polysilicon supply contracts.

Operating expenses as a percentage of total net revenues were 20.5% in the first quarter of 2014, compared to 28.2% in the fourth quarter of 2013 and 16.3% in the first quarter of 2013.

Operating Loss and Margin

Operating loss was RMB 129.0 million (US$20.7 million) in the first quarter of 2014, compared to RMB 594.2 million in the fourth quarter of 2013 and RMB 324.7 million in the first quarter of 2013.

Operating margin was negative 4.8% in the first quarter of 2014, compared to negative 16.0% in the fourth quarter of 2013 and negative 12.1% in the first quarter of 2013.

Interest Expense

Interest expense was RMB 252.0 million (US$40.5 million) in the first quarter of 2014, compared to RMB 256.5 million in the fourth quarter of 2013 and RMB 221.9 million in the first quarter of 2013. As of March 31, 2014, the Company had an aggregate of RMB 15.2 billion (US$2.4 billion) of bank borrowings and medium-term notes outstanding, which increased from RMB 14.7 billion as of December 31, 2013. The weighted average interest rate was 6.42% in the first quarter of 2014, compared to 6.33% in the fourth quarter of 2013.

Foreign Currency Exchange Loss (Gain)

Foreign currency exchange loss was RMB 13.8 million (US$2.2 million) in the first quarter of 2014, compared to foreign currency exchange gain of RMB 12.3 million in the fourth quarter of 2013 and foreign currency exchange loss of RMB 92.4 million in the first quarter of 2013. Given that the Company’s USD-denominated assets and liabilities are in a net liabilities position, the foreign currency exchange loss was mainly due to the appreciation of the USD against the RMB in this quarter.

Income Tax Benefit

Income tax benefit was RMB 18.6 million (US$3.0 million) in the first quarter of 2014, compared to income tax expense of RMB 2.4 million in the fourth quarter of 2013 and RMB 9.8 million in the first quarter of 2013. The income tax benefit in this quarter was mainly resulted from deferred tax asset recognized from loss from operation.

Net Loss

Net loss was RMB 341.8 million (US$55.0 million) in the first quarter of 2014, compared to RMB 776.2 million in the fourth quarter of 2013 and RMB 611.8 million in the first quarter of 2013. Loss per ordinary share and per ADS was RMB 2.18 (US$0.35), compared to RMB 4.95 in the fourth quarter of 2013 and RMB 3.91 in the first quarter of 2013.

On an adjusted non-GAAP basis, net loss was RMB 338.5 million (US$54.5 million) in the first quarter of 2014, compared to RMB 289.9 million in the fourth quarter of 2013 and RMB 607.1 million in the first quarter of 2013. Adjusted non-GAAP loss per ordinary share and per ADS was RMB 2.16 (US$0.35) in the first quarter of 2014, compared to RMB 1.85 in the fourth quarter of 2013 and RMB 3.88 in the first quarter of 2013.

EBITDA

On an adjusted non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (EBITDA) were RMB 221.9 million (US$35.7 million) in the first quarter of 2014, significantly improved from negative EBITDA of RMB 208.3 million in the fourth quarter of 2013 and negative EBITDA of RMB 128.6 million in the first quarter of 2013.

Balance Sheet Analysis

As of March 31, 2014, the Company had RMB 1,273.2 million (US$204.8 million) in cash and cash equivalents, compared to RMB 1,105.5 million as of December 31, 2013.

As of March 31, 2014, the Company had RMB 1,726.2 million (US$277.7 million) in restricted cash, compared to RMB 1,692.3 million as of December 31, 2013.

As of March 31, 2014, accounts receivable were RMB 4,616.4 million (US$742.6 million), compared to RMB 4,672.6 million as of December 31, 2013. Days sales outstanding were 155 days in the first quarter of 2014, compared to 113 days in the fourth quarter of 2013.

As of March 31, 2014, inventory was RMB 2,129.9 million (US$ 342.6 million), compared to RMB 2,164.9 million as of December 31, 2013. Inventory turnover days was 85 days in the first quarter of 2014, compared to 60 days in the fourth quarter of 2013.

As of March 31, 2014, accounts payable were RMB 5,403.3 million (US$ 869.2 million), compared to RMB 5,639.8 million as of December 31, 2013. Days payable outstanding was 215 days in the first quarter of 2014, compared to156 days in the fourth quarter of 2013.

As of the date of this press release, the Company had approximately RMB 6,762.6 million in unutilized short-term lines of credit and RMB 2,106.0 million committed long-term facility that can be drawn down in the near future.

Business Outlook for Full Year 2014

Based on current market and operating conditions, estimated production capacity and forecasted customer demand, the Company reiterates its PV module shipment target to be in the estimated range of 4.0GW to 4.2GW (including 400-600MW shipment for PV systems) for fiscal year 2014, which represents an increase of 23.7% to 29.9% compared to fiscal year 2013.

Downstream Development in 2014

The Company currently has in the aggregate approximately 1GW of PV projects pipeline processing through the different approval stages across ten provinces in China such as Hebei, Xinjiang, Yunnan, Guangxi and Heilongjiang province and continue to develop actively new pipeline for PV projects in other provinces including Inner Mongolia, Qinghai, Gansu and Ningxia province. During the first quarter of 2014, the Company had started construction for two ground-mounted PV plants, which are expected to complete in the third quarter of 2014, with total capacity of up to 25MW located in Hebei province. The Company also began to construct 110 MW of utility-scale projects and 20 MW of distributed generation projects located in Hebei, Guangxi and Sichuan province in June of 2014. For all of those PV projects under construction, we have identified committed buyers that will undertake all or part of the equity of those projects, including the joint venture with China National Nuclear Corporation, and the renewable energy fund partnered with Shanghai Sailing Capital Investment Fund, etc. Meanwhile, the Company continues to explore project development opportunities outside of China and expect to gain significant milestones in the second half of 2014.

Based on the current project development status and the expectation of progress of project pipelines, the Company expects to develop approximately 400MW to 600MW of PV projects by the end of 2014.

Recent Business Updates

China

•                  In April, the Company via a subsidiary entered into a framework agreement with United Photovoltaic Group Limited. United Photovoltaic would acquire 300MW of China-based solar PV plants to be developed and constructed by the Company.

•                  In April, the Company and Shanghai Sailing Capital Investment Fund jointly invested a renewable energy fund in Shanghai with an aim to invest in downstream solar energy projects in China. In late May, the Company signed a definitive agreement with Shanghai Sailing Capital.

•                  In April, the Company successfully completed a follow-on public offering of 25 million American Depositary Shares, each representing one ordinary share of the Company. The Company received aggregate net proceeds of approximately US$83.0 million.

Europe

•                  In April, the Company via its subsidiaries in both China and France agreed to cooperate with a leading French PV module manufacturer (“French Partner”) to join forces to satisfy the requirements of the French national tender program under which the French Partner won large-volume tenders.

•                  In May, the Company announced that it had delivered 10 MW of monocrystalline silicon modules to Kingspan Energy to power the largest rooftop solar project in the UK.

Non-traditional Markets

•                  In March, the Company supplied 1MW of solar panels to Group Neoenergia, one of Brazil’s largest energy companies and a pioneer in Brazilian solar project development. The panels will deliver clean electricity to Arena Pernambuco, the site of five 2014 FIFA World Cup™ matches.

•                  In May, the Company entered into an agreement to supply 30 MW of multicrystalline PV modules to Tekno Ray Solar, the fastest-growing solar energy company in Turkey.

•                  In May, the Company entered into agreement to provide engineering, procurement and construction services to the Electricity Generating Authority of Thailand (EGAT) for a 5 MW solar power plant in Thailand, which is expected to start operating commercially in May 2015.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release includes certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets and non-cash provision for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyse the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2164 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of March 31, 2014. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time (EDT) on June 17, 2014, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

•  U.S. Toll Free Number: +1-866-519-4004

•  International Dial-in Number: +1-845-675-0437

•  Passcode: 49861458

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.

A replay of the conference call will be available until July 17, 2014 by dialing:

•  U.S. Toll Free Number: +1-855-452-5696

•  International Dial-in Number: +1-646-254-3697

•  Passcode: 49861458

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar,” is the world’s largest vertically integrated photovoltaic module supplier in terms of shipment in 2013 based on public information. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 9,000 MW PV modules to customers worldwide. For more information please visit www.yinglisolar.com and join the conversation onFacebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Qing Miao
Vice President of Corporate Communications
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
Email: ir@yinglisolar.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	December 31,2013	March 31,2014
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,105,478	1,273,172	204,808
Restricted cash	1,692,330	1,726,199	277,685
Accounts receivable, net	4,672,561	4,616,408	742,618
Inventories	2,164,902	2,129,945	342,633
Prepayments to suppliers	640,597	728,356	117,167
Prepaid expenses and other current assets	1,080,660	1,265,614	203,593
Total current assets	11,356,528	11,739,694	1,888,504

Long-term prepayments to suppliers	884,562	794,105	127,744
Property, plant and equipment, net	13,128,479	12,907,542	2,076,369
Project assets	355,643	378,973	60,963
Land use rights	702,858	699,114	112,463
Intangible assets, net	58,936	58,797	9,458
Other assets	962,538	1,004,678	161,617
Total assets	27,449,544	27,582,903	4,437,118

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	6,715,877	7,470,398	1,201,724
Accounts payable	5,639,755	5,403,323	869,205
Other current liabilities and accrued expenses	1,946,920	2,220,984	357,278
Total current liabilities	14,302,552	15,094,705	2,428,207

Long-term debt, excluding current portion	4,108,283	3,796,607	610,740
Medium-term notes	3,914,656	3,912,655	629,409
Accrued warranty cost, excluding current portion	626,314	647,422	104,147
Other liabilities	2,370,674	2,386,094	383,838
Total liabilities	25,322,479	25,837,483	4,156,341

Shareholders’ equity:
Ordinary shares	12,252	12,252	1,971
Additional paid-in capital	6,684,145	6,687,175	1,075,731
Treasury stock	(127,331)	(127,331)	(20,483)
Accumulated other comprehensive income	289,889	264,525	42,553
Accumulated deficit	(6,350,935)	(6,692,693)	(1,076,619)
Total equity attributable to Yingli Green Energy	508,020	143,928	23,153
Noncontrolling interests	1,619,045	1,601,492	257,624
Total shareholders’ equity	2,127,065	1,745,420	280,777
Total liabilities and shareholders’ equity	27,449,544	27,582,903	4,437,118

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Statements of Comprehensive Income

(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended
	March 31, 2013	December 31,2013	March 31, 2014
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	2,524,574	3,571,729	2,541,831	408,891
Sales of PV systems	21,930	64,983	23,963	3,855
Other revenues	132,769	74,382	120,964	19,459
Total net revenues	2,679,273	3,711,094	2,686,758	432,205
Cost of revenues:
Cost of PV modules sales	(2,399,451)	(3,104,828)	(2,113,966)	(340,063)
Cost of PV systems sales	(19,829)	(77,677)	(19,632)	(3,158)
Cost of other revenues	(149,112)	(76,878)	(131,897)	(21,218)
Total cost of revenues	(2,568,392)	(3,259,383)	(2,265,495)	(364,439)
Gross profit (loss)	110,881	451,711	421,263	67,766
Selling expenses	(214,847)	(272,866)	(195,857)	(31,507)
General and administrative expenses	(177,503)	(183,397)	(222,384)	(35,774)
Research and development expenses	(43,235)	(109,427)	(131,981)	(21,231)
Provision for inventory purchase commitments		(480,182)
Total operating expenses	(435,585)	(1,045,872)	(550,222)	(88,512)
Loss from operations	(324,704)	(594,161)	(128,959)	(20,746)
Other income (expense):
Interest expense	(221,904)	(256,478)	(251,986)	(40,536)
Interest income	2,674	16,812	2,997	482
Foreign currency exchange gains (losses)	(92,376)	12,329	(13,754)	(2,213)
Other income	4,224	17,542	12,450	2,003
Loss before income taxes	(632,086)	(803,956)	(379,252)	(61,010)
Income tax (expense) benefit	(9,819)	(2,393)	18,577	2,988
Net loss	(641,905)	(806,349)	(360,675)	(58,022)
Less: Loss attributable to the non-controlling interests	30,124	30,140	18,917	3,043
Net loss attributable to Yingli Green Energy	(611,781)	(776,209)	(341,758)	(54,979)
Weighted average shares and ADSs outstanding
Basic and diluted	156,585,020	156,722,968	156,722,968	156,722,968

Loss per share and per ADS
Basic and diluted	(3.91)	(4.95)	(2.18)	(0.35)

Net loss	(641,905)	(806,349)	(360,675)	(58,022)
Other comprehensive income (loss)
Foreign currency exchange translation adjustment, net of nil tax	12,097	9,022	(14,630)	(2,353)
Cash flow hedging derivatives, net of nil tax	14,060	(842)	(9,370)	(1,507)
Comprehensive loss	(615,748)	(798,169)	(384,675)	(61,882)
Less: Comprehensive loss attributable to the noncontrolling interest	29,139	33,049	13,889	2,234
Comprehensive loss attributable toYingli Green Energy	(586,609)	(765,120)	(370,786)	(59,648)

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended
	March 31, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	US$
Non-GAAP loss attributable to Yingli Green Energy	(607,088)	(289,858)	(338,539)	(54,461)
Share-based compensation	(3,895)	(5,242)	(3,110)	(500)
Amortization of intangible assets	(833)	(898)	—	—
Inventory provision	—	—	—	—
Impairment of long-lived assets	—	—	—	—
Provision for inventory purchase commitments	—	(480,182)	—	—
Interest expenses consisting of changes in fair value of the interest rate swap and the amortization of the debt discount	35	(29)	(109)	(18)
Net loss attributable to Yingli Green Energy	(611,781)	(776,209)	(341,758)	(54,979)
Non-GAAP diluted loss per share and per ADS	(3.88)	(1.85)	(2.16)	(0.35)
Diluted loss per share and per ADS	(3.91)	(4.95)	(2.18)	(0.35)

Reconciliation of EBITDA measures to income before income tax & minority interest measures

	Three months ended
	March 31, 2013	December 31, 2013	March 31, 2014
	RMB	RMB	RMB	US$
EBITDA	(128,562)	(208,344)	221,900	35,695
Interest expense	(221,904)	(256,478)	(251,986)	(40,536)
Accumulated depreciation	(275,096)	(332,737)	(343,590)	(55,272)
Amortization for intangible assets	(6,524)	(6,397)	(5,576)	(897)
Income before income taxes and minority interest	(632,086)	(803,956)	(379,252)	(61,010)